                                  EXHIBIT 99.1





SELECTED QUARTERLY FINANCIAL INFORMATION
               (UNAUDITED)

Selected quarterly information for the years ended December 31, 1995 and 1994 is as follows (in thousands, except per Unit amounts):

                                                             Quarter Ended
                                        -------------------------------------------------------

1995                                    DECEMBER 31    SEPTEMBER 30     JUNE 30        MARCH 31
-----------------------------------     -----------    ------------     -------        --------
Revenues from Rental Operations          $  32,298      $  29,098      $  26,694      $  25,551
Revenues from Service Operations         $   4,496      $   5,125      $   4,321      $   3,835
Net income                               $  11,399      $  11,172      $  10,155      $   8,874
Net income per unit                      $    0.40      $    0.39      $    0.39      $    0.36
Weighted average units                      28,303         28,300         26,113         24,388
Funds From Operations (1)                $  18,697      $  17,650      $  15,813      $  14,604
Cash flow provided by (used by):
  Operating activities                      16,630         21,453         24,656         15,898
  Investing activities                    (100,325)       (74,823)       (79,445)       (34,976)
  Financing activities                      29,775         91,871         68,085        (13,544)

1994
-----------------------------------
Revenues from Rental Operations          $  23,611      $  23,089      $  21,592      $  21,007
Revenues from Service Operations         $   4,486      $   4,968      $   4,610      $   4,409
Net income                               $   8,542      $   9,497      $   7,523      $   7,406
Net income per unit                      $    0.35      $    0.46      $    0.37      $    0.36
Weighted average units                      24,312         20,566         20,478         20,478
Funds From Operations (1)                $  13,993      $  12,129      $  11,828      $  11,410
Cash flow provided by (used by):
  Operating activities                      26,244           (167)        15,896          9,883
  Investing activities                     (28,045)       (29,126)       (49,155)        (9,901)
  Financing activities                       9,025         57,466         30,251         (2,009)

(1) Funds From Operations is defined by the National Association of Real Estate Investment Trusts as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on same basis). Funds From Operations does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Partnership's operating performance, and is not indicative of cash available to fund all cash flow needs.